Exhibit 99(c)(24)

Mercury Air Group, Inc.
Cash to Buyout Fractional Shares at Various Premiums

	Price As of:
		Previous 10	Previous 20	Previous 30
Date:	Today	Trading Days	Trading Days	Trading Days	1-Month
Price:	$3.41	$3.59	$3.54	$3.61	$3.53

18% Premium:	$4.02	$4.24	$4.18	$4.26	$4.17
20% Premium:	$4.09	$4.31	$4.25	$4.33	$4.24
22% Premium:	$4.16	$4.38	$4.32	$4.40	$4.31
24% Premium:	$4.23	$4.46	$4.39	$4.47	$4.38

Fractional Shares Estimate:	192,613

Cash to Buy Shares
18% Premium:	$775,036	$816,856	$804,697	$819,584	$803,028
20% Premium:	$788,172	$830,701	$818,336	$833,475	$816,639
22% Premium:	$801,309	$844,546	$831,975	$847,366	$830,249
24% Premium:	$814,445	$858,391	$845,613	$861,257	$843,860